Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Psyence Biomedical Ltd. Shell Company Report on Form 20-F of our auditor’s report dated July 28, 2023 relating to the carve-out consolidated financial statements of Psyence Biomed Corp. consisting of the carve-out consolidated statements of financial position as at March 31, 2023, March 31, 2022 and March 31, 2021 and the related carve-out consolidated statements of net loss and comprehensive loss, changes in net parent investment, and cash flows for each of the years in the two-year period ended March 31, 2023, as included in the Registration Statement on Form F-4 (File No. 333-273553), as filed with the United States Securities Exchange Commission (“SEC”).

We also consent to the reference to our firm under the headings “Auditors” and “Statement by Experts” in the Form 20-F.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

January 31, 2024